Confidential Treatment Requested by Outdoor Products Spinco Inc.

Pursuant to 17 C.F.R. Section 200.83

Exhibit 99.2

WAWGD Newco, LLC (Foresight Sports)

Financial Statements as of September 27, 2021 and for the period from January 1, 2021 to September 27, 2021

Confidential Treatment Requested by Outdoor Products Spinco Inc.

Pursuant to 17 C.F.R. Section 200.83

FORESIGHT SPORTS

Confidential Treatment Requested by Outdoor Products Spinco Inc.

Pursuant to 17 C.F.R. Section 200.83

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors of Vista Outdoor Inc.:

We have audited the accompanying financial statements of WAWGD Newco, LLC (“Foresight Sports” or the “Company”), which comprise the balance sheet as of September 27, 2021, and the related statements of comprehensive income, members’ equity, and cash flows for the period from January 1, 2021 to September 27, 2021, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the Unites States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Foresight Sports as of September 27, 2021, and the results of its operations and its cash flows for the period from January 1, 2021 to September 27, 2021 in accordance with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Salt Lake City, Utah

November 1, 2022

Confidential Treatment Requested by Outdoor Products Spinco Inc.

Pursuant to 17 C.F.R. Section 200.83

FORESIGHT SPORTS

BALANCE SHEET

(in thousands)	As of September 27, 2021
Assets:
Current assets:
Cash and cash equivalents	$6,670
Accounts receivable, net	2,852
Inventories, net	10,406
Other current assets	1,799

Total current assets	21,727
Property, plant and equipment, net	2,400
Other assets	134

Total assets	$24,261

Liabilities and members’ equity:
Current liabilities:
Accounts payable	$6,331
Accrued compensation	1,136
Contract liabilities	5,075
Sales tax liability	9,081
Other current liabilities	166

Total current liabilities	21,789

Other long-term liabilities	1,515

Total liabilities	23,304
Members’ equity

Total members’ equity	957

Total liabilities and members’ equity	$24,261

The accompanying notes are an integral part of these financial statements.

Confidential Treatment Requested by Outdoor Products Spinco Inc.

Pursuant to 17 C.F.R. Section 200.83

FORESIGHT SPORTS

STATEMENT OF COMPREHENSIVE INCOME

(in thousands)	Period from January 1, 2021 through September 27, 2021
Sales, net	$67,977
Cost of sales	23,380

Gross profit	44,597

Operating expenses:
Research and development	6,092
Selling, general, and administrative	15,452

Income from operations	23,053

Other income	38

Net income	23,091

Other comprehensive income	—

Total comprehensive income	$23,091

The accompanying notes are an integral part of these financial statements.

Confidential Treatment Requested by Outdoor Products Spinco Inc.

Pursuant to 17 C.F.R. Section 200.83

FORESIGHT SPORTS

STATEMENT OF CASH FLOWS

(in thousands)	Period from January 1, 2021 to September 27, 2021
Cash flows from operating activities
Net income	$23,091
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	458
Loss on disposal of property, plant, and equipment	104
Changes in operating assets and liabilities:
Accounts receivable, net	(984)
Inventories, net	(3,111)
Accounts payable and accrued liabilities	3,701
Accrued compensation	201
Sales tax liability	2,637
Other current assets	(1,543)
Contract liabilities	(2,659)
Other assets and liabilities	841

Net cash provided by operating activities	22,736

Cash flows from investing activities
Purchase of property, plant, and equipment	(894)

Cash used in investing activities	(894)

Cash flows from financing activities
Distribution to Members	(26,500)

Cash used in financing activities	(26,500)

Change in cash and cash equivalents	(4,658)

Cash and cash equivalents, beginning of year	$11,328

Cash and cash equivalents, ending of period	$6,670

The accompanying notes are an integral part of these financial statements.

Confidential Treatment Requested by Outdoor Products Spinco Inc.

Pursuant to 17 C.F.R. Section 200.83

FORESIGHT SPORTS

STATEMENT OF MEMBERS’ EQUITY

(in thousands)	Total Members’ Equity
Balance as of January 1, 2021	$4,366
Net income	23,091
Distribution to members	(26,500)

Balance as of September 27, 2021	$957

The accompanying notes are an integral part of these financial statements.

Confidential Treatment Requested by Outdoor Products Spinco Inc.

Pursuant to 17 C.F.R. Section 200.83

FORESIGHT SPORTS

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 27, 2021 AND

FOR THE PERIOD FROM JANUARY 1, 2021 TO SEPTEMBER 27, 2021

(Amounts in thousands except per share data and unless otherwise indicated)

Note 1. Basis of Presentation and Significant Accounting Policies

Nature of Operations and Basis of Preparation. WAWGD Newco, LLC (“Foresight Sports”, “we”, “our”, “us” and “Company”) is a designer and manufacturer of launch monitors, simulator technologies, performance and entertainment software and smart mobility solutions for a variety of sports, the primary being golf. We provide products and services to retail stores, driving ranges, commercial facilities, and personal homes. The Company was incorporated as an S-Corporation in 2010 and converted into a limited liability company during the period ended September 27, 2021. The Company is headquartered in San Diego, CA. The financial statements reflect our financial position, results of operations, and cash flows in conformity with accounting principles generally accepted in the United States.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may differ from those estimates. We review our estimates to ensure that these estimates properly reflect changes in our business or as new information becomes available.

Revenue Recognition. Revenue is measured based on a consideration specified in a contract with a customer, net of amounts paid to third-party app developer. We recognize revenue when we satisfy a performance obligation by transferring control over a product or service to a customer. The majority of our revenue is generated from contracts that contain multiple performance obligations. Performance obligations commonly found in our contracts include hardware, software licenses, the right to software maintenance and other post contract support services (collectively, “PCS services”), and installation services. We determine the transaction price by estimating the total consideration expected to be received from a contract. The measured transaction price is then allocated to each performance obligation identified and recognized as revenue when, or as, the performance obligation is satisfied. Revenue for hardware is recognized when control has transferred to the customer, which typically occurs upon shipment. Revenue for the software licenses is recognized at the point in time the customer can first use and benefit from it. Revenue for PCS services is recognized using a time-based measure of performance over the period the services are delivered, which is assumed to be three years. Revenue for installation services is recognized over the period, typically a period of a day or two, that the installation services are delivered. Revenue recognition is discussed in further detail in Note 2, Revenue Recognition.

Cost of Sales. Cost of sales includes material, labor, and overhead costs associated with product manufacturing, including depreciation, amortization, purchasing and receiving, inspection, warehousing, product liability, warranty, and inbound and outbound shipping and handling costs.

Research and Development Costs. Research and development costs consist primarily of compensation and benefits and experimental work materials for our employees who are responsible for the development and enhancement of new and existing products. Research and development costs incurred to develop new products and to enhance existing products are charged to expense as incurred.

Selling, General, and Administrative Expense. Selling, general, and administrative expense includes, among other items, administrative salaries, benefits, commissions, advertising, insurance, and professional fees.

Advertising Costs. Advertising and promotional costs including print ads, commercials, catalogs, and brochures are expensed in the period when the first advertisement is run. Our co-op program is structured so that certain customers are eligible for reimbursement for certain types of advertisements on qualifying product purchases and are accrued as purchases are made. Advertising costs totaled $3,002 for the period from January 1, 2021 to September 27, 2021 and are reported in the selling, general, and administrative expense line item of the statement of comprehensive income.

Cash Equivalents. Cash equivalents are all highly liquid cash investments purchased with original maturities of three months or less.

Confidential Treatment Requested by Outdoor Products Spinco Inc.

Pursuant to 17 C.F.R. Section 200.83

FORESIGHT SPORTS

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 27, 2021 AND

FOR THE PERIOD FROM JANUARY 1, 2021 TO SEPTEMBER 27, 2021

(Amounts in thousands except per share data and unless otherwise indicated)

Accounts Receivable, Net. Net receivables are comprised of trade receivables, net of allowances. Trade receivables consist of amounts we are owed through the normal course of business, which are not collateralized and do not bear interest.

The allowances for trade receivables are estimated based on historical collection experience, an analysis of the age of outstanding accounts receivable, and credit issuance experience. Receivables are considered past due if payment is not received by the date agreed upon with the customer. Write-offs are made when management believes it is probable a receivable will not be recovered. Receivables are discussed in further detail in Note 3, Receivables.

Inventories, net. Inventories are stated at the lower of cost, determined using the average cost method, or net realizable value. We provide inventory allowances for any excess and obsolete inventories and periodically write inventory amounts down to market when costs exceed market value. Our inventories primarily consist of finished goods.

Warranty Costs. We provide consumer warranties against manufacturing defects on certain products. Our warranty periods typically are for one year. The estimated costs of such product warranties are recorded at the time the sale is recorded. Estimated future warranty costs are accrued at the time of sale based upon actual past experience, our current production environment as well as specific and identifiable warranties as applicable.

Property, Plant, and Equipment, Net. Property, plant and equipment, net is stated at cost and depreciated over the estimated useful lives of the assets using the straight-line method. We periodically evaluate the recoverability of the carrying amount of our long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the asset may not be fully recoverable or exceeds its fair value.

Leases. The Company accounts for leases under Financial Accounting Standards Board (“FASB”) ASC 840, Leases. The Company leases real estate for office space, showroom, warehouse and manufacturing. All leases are classified as operating leases. For operating leases, expense is recognized on a straight-line basis over the lease term. Variable lease payments associated with our leases are recognized upon occurrence of the event, activity, or circumstance in the lease agreement on which those payments are assessed. In February 2016, the FASB issued Accounting Standards update (“ASU”) 2016-02, “Leases” (Topic 842), which requires lessees to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Recognition, measurement and presentation of expenses will depend on classification as a finance or operating lease. After acquisition by Vista Outdoor Inc. (See Note 7), the Company adopted Topic 842 which resulted in recognition of operating right of use assets $6.5 million and operating lease liabilities of approximately $6.0 million.

Income Taxes. Foresight Sports is a limited liability company. As a result, the corporate income, losses, deductions, and credits flow-through to members for inclusion in the members’ federal tax returns.

Sales Tax Liability. The sales tax liability is the full amount that the Company is legally obligated to remit to the tax authorities for uncollected sales taxes, along with the associated penalties and interest.

Note 2. Revenue Recognition

Foresight generates revenue primarily from selling hardware (e.g., golf simulators and launch monitors), software (e.g., visualization software and course licenses), PCS services and installation services to customers. Products and services may be sold separately or in bundled packages.

The following table presents our revenues, disaggregated by major offering type. We determined that disaggregating revenue into these categories achieves the disclosure objective to depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.

Confidential Treatment Requested by Outdoor Products Spinco Inc.

Pursuant to 17 C.F.R. Section 200.83

FORESIGHT SPORTS

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 27, 2021 AND

FOR THE PERIOD FROM JANUARY 1, 2021 TO SEPTEMBER 27, 2021

(Amounts in thousands except per share data and unless otherwise indicated)

(in thousands)	Period from January 1, 2021 to September 27, 2021
Hardware	$46,934
Software	18,655
Installation services, PCS services, & other	2,388

Total sales, net	$67,977

The payment terms in our contracts vary, but typically either require a customer pay in full prior to delivery or within 30 days of product delivery, with a discount available to some customers for early payment.

Contract Balances

We record a receivable related to revenue recognized once we have an unconditional right to invoice and receive payment in the future related to the goods and services provided. All accounts receivable are recorded within accounts receivable, net line item on the balance sheet.

Contract liabilities consists of deferred revenue and customer deposits. Customer deposits represent advance payments from customers made in conjunction with placing an order. Deferred revenue represents that portion of consideration received from the customer related to the periods of PCS services to be provided. The short-term deferred revenue is included in contract liabilities and long-term deferred revenue is recognized in other long-term liabilities.

Contract liabilities are summarized as follows:

(in thousands)	As of September 27, 2021
Current contract liabilities:
Deferred revenue – current	$1,476
Customer deposits	3,599

Current contract liabilities	5,075
Deferred revenue – non-current	1,515

Total contract liabilities	$6,590

Note 3. Receivables

Our trade accounts receivable is recorded at net realizable value, which includes an appropriate allowance for credit losses as described in Note 1, Basis of Presentation and Significant Accounting Policies. Trade receivables consist of amounts due to the Business in the normal course of business, which are not collateralized and do not bear interest. We maintain the current accounting standard that credit losses are recognized when it is probable that a loss has been incurred. The allowances for trade receivables are estimated based on historical collection experience, an analysis of the age of outstanding accounts receivable, and credit issuance experience. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected or recovered in accordance with the terms of the agreement. A receivable is considered past due if payment has not been received within agreed upon invoice terms.

Accounts receivable, net consists of the following:

(in thousands)	As of September 27, 2021
Receivables	$3,074
Less: Allowance for credit losses	(222)

Accounts receivables, net	$2,852

Confidential Treatment Requested by Outdoor Products Spinco Inc.

Pursuant to 17 C.F.R. Section 200.83

FORESIGHT SPORTS

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 27, 2021 AND

FOR THE PERIOD FROM JANUARY 1, 2021 TO SEPTEMBER 27, 2021

(Amounts in thousands except per share data and unless otherwise indicated)

The table below provides a reconciliation of the activity related to the allowance for credit losses and discounts for the periods presented:

(in thousands)
Balance, January 1, 2021	$68
Provision for credit losses	171
Write-off of uncollectable amounts, net of recoveries & other adjustments	(17)

Balance, September 27, 2021	$222

Note 4. Property, Plant, and Equipment, net

Property, plant, and equipment is stated at cost and depreciated over estimated useful lives using a straight-line method. Machinery and equipment are depreciated over 3 to 7 years, and buildings and improvements are depreciated over 3 to 10 years. Depreciation expense was $458 for the period from January 1, 2021 to September 27, 2021.

We review property, plant, and equipment for impairment when indicators of potential impairment are present. When such impairment is identified, it is recorded as a loss in that period. Maintenance and repairs are charged to expense as incurred. Major improvements that extend useful lives are capitalized and depreciated. The cost and accumulated depreciation of property, plant, and equipment retired or otherwise disposed of are removed from the related accounts, and any residual values are charged or credited to other income.

Property, plant, and equipment consists of the following:

(in thousands)	As of September 27, 2021	Estimated Useful Lives (Years)
Property, plant, and equipment:
Vehicles	$53	5
Computers	319	5
Furniture and Fixtures	548	5-7
Software	89	3
Machinery and Equipment	2,468	5
Leasehold Improvements	388	3-10

Total property, plant, and equipment	3,865
Less: Accumulated depreciation	(1,465)

Property, plant, and equipment, net	$2,400

Note 5. Employee Benefit Plans

As of September 27, 2021, a 401(k)-employee benefit plan was in place. The amount of 401(k)-employer match was $214 for the period ended September 27, 2021. The expense was recognized in selling, general, and administrative expenses on the statement of comprehensive income.

Confidential Treatment Requested by Outdoor Products Spinco Inc.

Pursuant to 17 C.F.R. Section 200.83

FORESIGHT SPORTS

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 27, 2021 AND

FOR THE PERIOD FROM JANUARY 1, 2021 TO SEPTEMBER 27, 2021

(Amounts in thousands except per share data and unless otherwise indicated)

Note 6. Commitments and Contingencies

Leases. On November 29, 2019, Foresight engaged in a leasing contract with a related-party. The lease term was for approximately 10 years from January 2020 to June 2030 for the property in San Diego used as office space and the base rent per month is $50. In April 2021, this lease was cancelled. A new lease was executed in May 2021 with base rent of $56 per month on a 10-year term. The total rent expense paid to the related-party is approximately $224 for the period from January 1, 2021 to September 27, 2021. Foresight has no remaining financial obligations to the related-party after the lease termination as of September 27, 2021.

The approximate future minimum lease payments under operating leases were as follows:

(in thousands)	Operating Leases
Period ended December 31,
2021	$215
2022	876
2023	903
2024	825
2025	743
Thereafter	4,479

Total lease payments	$8,041

The total rent expense for the period ended September 27, 2021, was $713.

Note 7. Subsequent Events

On September 28, 2021, Vista Outdoor Inc. completed the acquisition of all the issued and outstanding Members’ equity of WAWGD Newco, LLC for approximately $471 million. The purchase agreement includes approximately $5.6 million related to employee retention payments and contingent payments of up to $25 million if certain net sales targets are met.